Filed Under Rule 433

File No. 333-183516

FINAL TERM SHEET

Issuer:	SunTrust Banks, Inc. (“SunTrust”)

Title of Security:	Depositary Shares, each representing a 1/100th interest in a share of Perpetual Preferred Stock, Series F

Number of Depositary Shares:	500,000 Depositary Shares (representing an aggregate of 5,000 shares of Perpetual Preferred Stock, Series F)

Aggregate Liquidation Preference:	$100,000 per share of Perpetual Preferred Stock, Series F, equivalent to $1,000 per Depositary Share

Dividend Rate:	From November 7, 2014 to, but excluding, December 15, 2019, at a rate of 5.625% per annum, and from and including December 15, 2019 until the redemption date (if any) at a floating rate equal to three-month LIBOR plus a spread of 3.86% per annum.

Dividend Payment Dates:	The 15th day of June and December each year, commencing June 15, 2015 and ending December 15, 2019 and, from and including December 15, 2019, the 15th day of March, June, September and December each year, beginning March 15, 2020.

Non-Cumulative Dividends:	Dividends will not be cumulative and SunTrust will have no obligation to pay any undeclared and unpaid dividends.

Redemption:	(i) On any Dividend Payment Date occurring on or after December 15, 2019, in whole or in part, at $1,000 per depositary share, plus any declared and unpaid dividends, and (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Event (as defined in the prospectus supplement), at a redemption price of $1,000 per depositary share, plus any declared and unpaid dividends.

Voting Rights:	None, except with respect to certain material and adverse changes in the terms of the Perpetual Preferred Stock, Series F, the creation of shares ranking senior to the Perpetual Preferred Stock, Series F, in the case of certain dividend non-payments, and as may otherwise be required by law.

Trade Date:	November 4, 2014

Expected Settlement Date:	T+3; November 7, 2014

Initial Offering Price to the Public:	$1,000 per Depositary Share

Purchase Price by Underwriters:	$990 per Depositary Share

Net Proceeds (before expenses) to the Issuer:	$495,000,000

CUSIP/ISIN:	867914 BJ1 / US867914BJ13

Joint Book-Runners:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC UBS Securities LLC

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co. at Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com, Morgan Stanley & Co. LLC at 1-866-718-1649 and SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.